CUSIP No. 023613102	Page 1 of 22 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Under the Securities Exchange Act of 1934

AMERIANA BANCORP
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

023613102
(CUSIP Number)

Mr. Richard Lashley
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL  60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP No. 023613102	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,610
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,610
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,610
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 023613102	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,261
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,261
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,261
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 023613102	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 023613102	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,982
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,982
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,982
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 023613102	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 231,853
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 231,853
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 023613102	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 285,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 285,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 023613102	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 53,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 53,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 023613102	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 285,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 285,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 023613102	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 285,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 285,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 023613102	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON Charles R. Haywood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON IN

CUSIP No. 023613102	Page 12 of 22 Pages

Item 1.	Security and Issuer

This Amended Schedule 13D relates to the common stock, $1.00 par value (“Common Stock”), of Ameriana Bancorp (the “Company” or “Ameriana”).  The address of the principal executive offices of the Company is 2118 Bundy Avenue, New Castle, IN  47362-1048.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.

By virtue of Charles R. Haywood agreeing to serve as nominee for election to the Company’s Board of Directors in connection with the nomination of director candidates by the PL Capital Group (as defined below), Mr. Haywood may be deemed to constitute a “group” with the PL Capital Group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Haywood expressly disclaims beneficial ownership of securities held by the PL Capital Group.

The parties identified in the list below constitute the “PL Capital Group”.  The PL Capital Group expressly disclaims beneficial ownership of any securities (if any) held by Mr. Haywood.

●	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

●	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

●	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

●	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund (“PL Capital”)

●
PL Capital Advisors, LLC, a Delaware limited liability company and investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

●	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

●	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

●	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC

CUSIP No. 023613102	Page 13 of 22 Pages

Mr. Haywood and each member of the PL Capital Group is sometimes referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.  While Mr. Haywood may be deemed to constitute a “group” with the PL Capital Group for purposes of Section 13(d)(3) of the Exchange Act, due to Mr. Haywood agreeing to serve as a nominee for election to the Company’s Board of Directors in connection with the nomination of director candidates by the PL Capital Group, Mr. Haywood is not, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the PL Capital Group as to how he will, if elected as a director of the Company, act or vote on any issue or question.

(a)-(c)           This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Focused Fund, in Mr.  Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;

(2)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP; and

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

The business address of Mr. Haywood is c/o Mansfield-King, 6501 Julian Avenue, Indianapolis, Indiana 46219.  Mr. Haywood is the President and Owner of Mansfield-King, a contract manufacturing and packaging business.

CUSIP No. 023613102	Page 14 of 22 Pages

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Haywood does not own any shares of Common Stock.

In aggregate, the PL Capital Group owns 285,306 shares of Common Stock of the Company acquired at an aggregate cost of $2,549,464.

The amount of funds expended by Financial Edge Fund to acquire the 151,610 shares of Common Stock it holds in its name is $1,323,865.  Such funds were provided from Financial Edge Fund’s available capital and from time to time from margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

The amount of funds expended by Financial Edge Strategic to acquire the 53,261 shares of Common Stock it holds in its name is $511,634.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Goodbody/PL LP to acquire the 53,453 shares of Common Stock it holds in its name is $572,829.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time from margin loans provided by BNP Paribas.

The amount of funds expended by Focused Fund to acquire the 26,982 shares of Common Stock it holds in its name is $141,136.  Such funds were provided from Focused Fund’s available capital and from time to time from margin loans provided by BNP Paribas.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on that firm’s usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

CUSIP No. 023613102	Page 15 of 22 Pages

Item 4.	Purpose of Transaction

This is the PL Capital Group’s third amendment to this Schedule 13D filing.  The PL Capital Group owns 9.5% of the Company’s Common Stock, based upon the Company’s aggregate outstanding common shares as of November 8, 2012.  PL Capital Group’s intent is to monitor the performance of the Company and assert PL Capital Group’s stockholder rights.

The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  On March 5, 2013, the Common Stock closed at $8.75, which is approximately 74% of the Company’s December 31, 2012 tangible book value.  The PL Capital Group plans to have discussions with management of Ameriana about, among other things, how they plan to: (1) reduce non-performing assets and minimize the negative impact of credit losses, (2) reduce overhead expenses, (3) manage the capital structure of the holding company and the bank, including the $10 million of trust preferred securities issued by the Company, and (4) maximize the value of the Common Stock, including consideration of a business combination.

On March 6, 2013 PL Capital principal Richard Lashley sent a letter on behalf of the Financial Edge Fund, notifying the Company that the Financial Edge Fund and the PL Capital Group intend to nominate Charles R. Haywood as a candidate for the board, in opposition to the Company’s candidate(s), at the Company’s 2013 annual meeting of shareholders.  A copy of the notice of intent to nominate is attached as Exhibit 2 to this Amended Schedule 13D.

The Reporting Persons may make further purchases of shares of Common Stock.  The Reporting Persons may dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute influencing, or seeking to influence, the control of the Company for purposes of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose.  Except as noted in this Amended Schedule 13D, no Reporting Person has any plans or proposals, which relate to, or would result in, any change in control of the Company or any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon 2,988,952 outstanding shares of Common Stock.  This is the number of shares of Common Stock that the Company reported as outstanding as of November 8, 2012 in its most recent Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on November 8, 2012.  Mr. Haywood has had no transactions in the Common Stock within the past 60 days of the date of this filing.  The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

CUSIP No. 023613102	Page 16 of 22 Pages

(A)  Financial Edge Fund

(a)-(b)           See cover page.

(c)           Financial Edge Fund made no purchases or sales of Common Stock within the past 60 days of the date of this filing:

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

(a)-(b)           See cover page.

(c)           Financial Edge Strategic made no purchases or sales of Common Stock within the past 60 days of the date of this filing:

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  Goodbody/PL LP

(a)-(b)           See cover page.

(c)           Goodbody/PL LP made no purchases or sales of Common Stock within the past 60 days of the date of this filing:

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)  Focused Fund

(a)-(b)           See cover page.

(c)           Focused Fund made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)           PL Capital is the general partner of Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by PL Capital.

CUSIP No. 023613102	Page 17 of 22 Pages

(E)  PL Capital

(a)-(b)           See cover page.

(c)           PL Capital has made no purchases or sales of Common Stock directly.

(d)           PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

(F)  PL Capital Advisors

(a)-(b)           See cover page.

(c)           PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)           PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP and Focused Fund.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Goodbody/PL LP, and Focused Fund.

(G)  Goodbody/PL LLC

(a)-(b)           See cover page.

(c)           Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)  Mr. John W. Palmer

(a)-(b)           See cover page.

(c)           Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

CUSIP No. 023613102	Page 18 of 22 Pages

(I)  Mr. Richard J. Lashley

(a)-(b)           See cover page.

(c)           Mr. Lashley made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund:  PL Capital and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Haywood is indemnified by the PL Capital Group for liabilities he may incur in connection with the intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Company.  The PL Capital Group will also reimburse Mr. Haywood for expenses that he reasonably incurs in connection with the intended solicitation of proxies for use at the 2013 Annual Meeting of Shareholders of the Company.  Mr. Haywood is not, and will not become, a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, the PL Capital Group, or any other person as to how he, if elected as a director of the Company, will act or vote on any issue or question.

Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this Amended Schedule 13D filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

2	Letter from Richard Lashley to the Corporate Secretary of Ameriana re: Notice of Intent to Nominate Charles R. Haywood for Director at the 2013 Annual Meeting of Shareholders

* Previously filed.

CUSIP No. 023613102	Page 19 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           March 6, 2013

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

CUSIP No. 023613102	Page 20 of 22 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

/s/ John W. Palmer John W. Palmer
/s/ Richard J. Lashley Richard J. Lashley
/s/ Charles R. Haywood Charles R. Haywood

CUSIP No. 023613102	Page 21 of 22 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:           March 6, 2013

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

CUSIP No. 023613102	Page 22 of 22 Pages

GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John Palmer /s/ Richard Lashley John Palmer Richard Lashley Managing Member Managing Member

/s/ John W. Palmer John W. Palmer
/s/ Richard J. Lashley Richard J. Lashley
/s/ Charles R. Haywood Charles R. Haywood